SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of March 2003

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ).

Enclosure:

Final instalment of Baxter subscription agreement
Schedule 10: notification of major interests in shares
Smallpox vaccine ACAM2000 completes Phase I trial
Acambis enters into marketing agreement for Cangene’s vaccinia immune globulin
Acambis announces maiden profit of £9.6m

Final instalment of Baxter subscription agreement
SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES
Smallpox vaccine ACAM2000 completes Phase I trial
Acambis enters into marketing agreement for Cangene’s vaccinia immune globulin
Acambis announces maiden profit of £9.6m
SIGNATURE

Final instalment of Baxter subscription agreement

Cambridge, UK and Cambridge, Massachusetts — 25 March 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that, pursuant to the subscription agreement between Baxter International, Inc. (“Baxter”) and Acambis dated 19 September 2000, the fourth and final instalment of the subscription by Baxter for new Acambis ordinary shares has taken place.

The subscription agreement provides for Baxter to make four subscriptions totalling £27.8 million at fixed prices between the years 2000 and 2003.

The fourth instalment of approximately £7.0 million at the pre-agreed price of 150p per share represents 4,636,391 new Acambis shares. Application has been made to the UK Listing Authority of the Financial Services Authority and the London Stock Exchange for the listing of 4,636,391 ordinary shares of 10p each fully paid, ranking pari passu with the existing ordinary shares, to the Official List.

Following this fourth instalment, Baxter’s shareholding will increase to 21,349,994 shares, representing 20.6% of Acambis’ enlarged issued share capital of 103,738,249 shares.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Notes to editors:
 Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
 The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Acambis plc

2.	Name of shareholder having a major interest

Barclays PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:

Barclays Global Investors Australia Ltd 51,008 shares
Barclays Global Investors Japan Trust & Banking 9,701 shares
Barclays Life Assurance Co Ltd 234,699 shares
Barclays Global Investors, N.A. 1,342,298 shares
Barclays Private Bank and Trust Ltd 1,403 shares
Barclays Nikko Global Investors Ltd 2,322 shares
Barclays Global Investors Ltd 3,309,372 shares

5.	Number of shares / amount of stock acquired

Unknown

6.	Percentage of issued class

Unknown

7.	Number of shares / amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

Ordinary shares of 10p each

10.	Date of transaction

Unknown

11.	Date company informed

11 March 2003

12.	Total holding following this notification

4,950,803

13.	Total percentage holding of issued class following this notification

5.00%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.	Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

12 March 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Smallpox vaccine ACAM2000 completes Phase I trial

Cambridge, UK and Cambridge, Massachusetts — 11 March 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has completed a Phase I trial of its smallpox vaccine, ACAM2000.

The trial assessed the safety, tolerability and immunogenicity of ACAM2000, in adult subjects who had not previously been inoculated against smallpox. All 100 subjects in the open-label trial were vaccinated with ACAM2000.

The currently accepted indication of protective immunogenicity in the case of smallpox vaccination is the development of a pock-mark on the skin, known as a “take”. This “take” was the primary endpoint of the trial and was seen in 99% of the subjects. A secondary endpoint was the development of a neutralising antibody response, which occurred in 96% of subjects. No vaccine-associated serious adverse events were observed.

Under Acambis’ accelerated development programme, Phase II trials of ACAM2000 are underway and further results are expected shortly. It is anticipated that Phase III trials of ACAM2000 will begin later this year.

-ends-

Enquiries:

Acambis plc
Dr John Brown, Chief Executive Officer	Today: +44 (0) 20 7831 3113
Lyndsay Wright, Director of Communications	Thereafter: +44 (0) 1223 275 300
Gordon Cameron, Chief Financial Officer	Today: +44 (0) 20 7831 3113
Thereafter: +1 (617) 494 1339

Financial Dynamics
David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Doug MacDougall/Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

Acambis’ smallpox vaccine
Acambis’ new smallpox vaccine is based on the same vaccinia virus strain, the New York City Board of Health strain, that was licensed in the US and used for routine immunization against smallpox prior to the global eradication of smallpox in the 1970s. Compared with the previously licensed, first-generation vaccine, Dryvax®, improvements have been made both in the development of this vaccine and the methods by which it is manufactured.

Smallpox vaccination
Vaccinia (cowpox) vaccines have been used to control smallpox for more than 200 years, ever since Dr Edward Jenner’s first experiments in 1796. Immunity develops rapidly following vaccination, generally being protective even in people already exposed to smallpox and incubating the virus but not yet clinically ill. In addition to its ability to protect those exposed to smallpox, the vaccine can be used to “contain” an outbreak of smallpox, which is only transmitted person-to-person, in much the same way as a fire-break is used to prevent the spread of a forest fire. By immunizing people in the proximity of a confirmed case of smallpox, the spread of infection can be inhibited. Vaccinia is delivered by pricking the skin with a special (bifurcated) needle.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Acambis enters into marketing agreement for Cangene’s vaccinia immune globulin

Cambridge, UK and Cambridge, Massachusetts — 11 March 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it has concluded an agreement with Cangene Corporation (“Cangene”) (TSE: CNJ) to market Cangene’s vaccinia immune globulin (“VIG”) product in markets outside North America and Israel. Cangene and Acambis will work together to supply this important product.

Cangene is currently supplying VIG under contract to the US Centers for Disease Control and Prevention (CDC). VIG is used in treating and preventing most severe reactions that may be brought on by the administration of smallpox vaccine. VIG is an antibody product manufactured from human plasma collected from individuals who have been vaccinated with a smallpox vaccine. Cangene is conducting clinical trials in order to apply for US Food and Drug Administration licensure of the product.

Dr John Brown, Chief Executive Officer of Acambis, said:

“Acambis is already at the forefront of efforts to combat the threat of smallpox used as a bioterrorist weapon. VIG is a key part of any government programme to protect against the threat of smallpox and Cangene’s VIG perfectly complements our ACAM2000 smallpox vaccine.”

Dr John Langstaff, President and Chief Executive Officer, Cangene Corporation, commented:

“We are very pleased to expand our working relationship with Acambis and this agreement builds on the current work of filling Acambis’ smallpox vaccine at our subsidiary Chesapeake Biological Laboratories, Inc. in Baltimore, Maryland.”

-ends-

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300	Cangene Corporation Jean Compton, Manager, Investor Relations Tel: +1 (905) 405 2900

Gordon Cameron, Chief Financial Officer Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 494 1339

Financial Dynamics David Yates/Jonathan Birt Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications Doug MacDougall/Kari Lampka Tel: +1 (508) 647 0209

Notes to editors:

Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

Cangene
Cangene is one of Canada’s largest biotechnology companies. Founded in 1984 in Mississauga, Cangene is now headquartered in Winnipeg but carries on research and development activities in both cities. It uses patented manufacturing processes to produce plasma-derived and recombinant therapeutic proteins. The Company currently has two approved products, and a significant clinical trial program including a vaccinia immune globulin (VIG), two products nearing regulatory submission, and one that has been submitted for FDA review. Cangene is also expanding its contract research and manufacturing business using its drug-manufacturing expertise and the resources of Chesapeake Biological Laboratories, Inc. (a wholly-owned subsidiary). The Company’s internationally-compliant, ISO 9001-registered manufacturing facilities are located in Winnipeg, Manitoba and Baltimore, Maryland. Cangene’s website, www.cangene.com, includes product and investor information, including past news releases. Chesapeake’s website is www.cblinc.com.

Smallpox virus
Smallpox — caused by the variola virus — has historically killed more people than any other infectious disease. In 1980, following a programme of mass vaccination, the World Health Organization declared the global eradication of smallpox.

Acambis’ smallpox vaccine
Acambis’ new smallpox vaccine is based on the same vaccinia virus strain, the New York City Board of Health strain, that was licensed in the US and used for routine immunization against smallpox prior to the global eradication of smallpox in the 1970s. Compared with the first-generation vaccine, Dryvax®, improvements have been made both in the development of this vaccine and the methods by which it is manufactured.

Smallpox vaccination and VIG
The smallpox vaccine is made from a live virus related to smallpox called vaccinia. The vaccine stimulates the immune system to react against the vaccinia virus and develop immunity to it. Immunity to vaccinia also provides immunity to smallpox. Accordingly, since this is a live viral vaccine, adverse events may occur. VIG is used in treating and preventing severe reactions that may be brought on by the administration of the vaccine.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM GMT ON TUESDAY, 11 MARCH 2003

Acambis announces maiden profit of £9.6m

Cambridge, UK and Cambridge, Massachusetts — 11 March 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its preliminary results for the fourth quarter and year ended 31 December 2002.

Key points

>	Maiden profit achieved — pre-tax profit of £9.6m

>	Revenue increased by more than 800% to £79.7m

>	Cash balance expected to rise to over £100m by end 2003

>	Smallpox vaccine franchise

–	On course to complete delivery of vaccine under $428m US Government smallpox vaccine contract in first half of 2003

–	Contracts signed with a further eight governments, including five in Europe

–	ACAM2000 Phase I trial results announced (see separate news release)

–	$9.2m National Institute for Allergy and Infectious Diseases contract for development of attenuated smallpox vaccine, Modified Vaccinia Ankara

–	Exclusive marketing partnership with Cangene Corporation relating to vaccinia immune globulin (see separate news release)

>	Strategy for sustained profitability

–	Maximise smallpox vaccine franchise

–	Establish travel vaccines franchise

–	Exploit near-term revenue-generating opportunities

Year ended 31 December	2002	2001

Revenue	£79.7m	£8.9m
Profit/(loss) before tax	£9.6m	£(12.6)m
Earnings/(loss) per share — basic	10.0p	(13.7)p

Dr John Brown, Chief Executive Officer of Acambis, commented:

“Today marks a turning point for Acambis with the announcement of our maiden profit. The Company’s remarkable success in delivering smallpox vaccine during the last year and our focused business strategy for sustained profitability provide a strong foundation on which to establish Acambis as a major international force in the vaccines industry.”

-ends-

Analyst meeting and conference call: An analyst meeting and conference call will be held today at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the conference call will be available from the end of the meeting until midnight on 18 March 2003. To access the instant replay, use the following telephone numbers: from the UK (020) 8288 4459; from the US +1 334 323 6222; and from outside the UK or the US, +44 (0) 20 8288 4459. The pin code for the call is 416402.

Webcast: An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available on the site until midnight on 11 April 2003.

CHAIRMAN’S STATEMENT

OVERVIEW

I am delighted to report that Acambis is now a profitable company, recording a pre-tax profit of £9.6m for the year ended 31 December 2002. This major milestone for the Company is the result of the significant progress we have made on the US Government’s demanding smallpox vaccine contracts. We produced the first doses of smallpox vaccine for the Government stockpile within just 10 months of being awarded the contract. Such a development and production timescale is unprecedented, and was only made possible by the continued dedication and enthusiasm of all of our employees.

Now that we are profitable, our goal is to sustain profitability. Our strategy to achieve this is outlined below. Most critically, we are focusing our resources on significant near-term revenue-generating opportunities. As part of this, we are enhancing the commercial strength of the Company, including establishing a focused marketing capability, to complement our already strong research, development and manufacturing functions.

With a good balance of short, medium and long-term projects and the right infrastructure and resources to capitalise on the opportunities available, we are in an excellent position to deliver sustained profitability and growth.

SMALLPOX VACCINE UPDATE

US Government contracts

As we have previously stated, under the terms of our contracts with the US Centers for Disease Control and Prevention (“CDC”), we have strict confidentiality obligations that limit our ability to give details on the status, quantity or timing of delivery of smallpox vaccine. This is for security reasons, since the products we are supplying form part of the US Strategic National Stockpile to protect its citizens from a potential bioterrorist attack. We are, however, delighted to be able to report that we are well on course to complete delivery of 155 million doses of ACAM2000 smallpox vaccine to the CDC in the first half of 2003. In addition, the ACAM1000 programme is proceeding in line with the CDC’s expectations and requirements.

Other government contracts

We have the world’s most advanced second-generation smallpox vaccines. Marketing of ACAM2000 to governments around the world is being carried out in conjunction with our strategic partner and major shareholder, Baxter Healthcare Corporation (“Baxter”). We have seen considerable interest among governments, and have eight contracts in place to date in addition to the US Government contract. Of these, five are with European governments. These contracts are expected to have a positive impact on earnings in 2003.

ACAM2000 trial results

Today we have published results from a Phase I trial of ACAM2000. The trial tested the safety, tolerability and immunogenicity of ACAM2000 in adult subjects who had not previously been inoculated against smallpox. All 100 subjects in the open-label trial were vaccinated with ACAM2000.

The currently accepted indication of protective immunogenicity in the case of smallpox vaccination is the development of a pock-mark on the skin, known as a “take”. This was the primary endpoint of the trial. A “take” was seen in 99% of the subjects. A secondary endpoint was the development of a neutralising antibody response, which occurred in 96% of subjects. No vaccine-associated serious adverse events were observed. Under our fast-track development programme, Phase II trials of ACAM2000 are already well underway and we anticipate that the Phase III trials will begin later this year.

Modified Vaccinia Ankara

As announced on 25 February 2003, we have been awarded a $9.2m contract by the US Government agency, the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health (“NIH”) to develop a Modified Vaccinia Ankara (“MVA”) vaccine. MVA is a weakened form of the current generation of smallpox vaccines and, as such, should allow the safe inoculation of “at risk” people with weakened immune systems, who would otherwise be unable to be vaccinated against smallpox.

For this contract, Acambis is acting as the prime contractor and Baxter is our sub-contractor, enabling us to leverage each other’s strengths and capabilities. Under this initial contract, we will develop the vaccine, manufacture several thousand doses and conduct a Phase I clinical trial in healthy adults.

The US Government has also declared its intention to issue a Request for Proposals for a stockpile of 30 million doses of MVA later this year. Given our experience in delivering large quantities of vaccine to the US Government in a short period of time and having won one of the two initial contracts awarded, we are well placed to bid for this potentially valuable supply contract.

Vaccinia immune globulin

We have also announced today that Acambis has entered into an exclusive marketing partnership with Cangene Corporation (“Cangene”) to market its vaccinia immune globulin (“VIG”) product in markets outside North America and Israel. We will work together to make the product available to other countries. Cangene is currently supplying VIG under contract to the CDC.

VIG is used in treating and preventing severe reactions that may be brought on by the administration of smallpox vaccine. VIG is an antibody product manufactured from human plasma collected from individuals who have been vaccinated with a smallpox vaccine. Cangene is conducting clinical trials in order to obtain US Food and Drug Administration (“FDA”) licensure of the product.

STRATEGY FOR GROWTH

Smallpox vaccine sales made us a profitable company in 2002. This was principally driven by the major $428m contract we have with the CDC, revenues from which are expected to be recognised between 2002 and 2005, with the majority (between $240m and $280m) expected in 2003. This is an exceptional contract as it is of a size that is unlikely to be matched anywhere in the world for smallpox vaccine. The result is that shareholders can expect to see an exceptional spike in revenues and profits in 2003.

To grow revenues and profits from 2004 onwards, our focus is on maximising our near-term revenue-generating opportunities whilst maintaining a broad research and development (“R&D”) pipeline for the medium and longer term. We see four main value drivers for Acambis going forward:

i)	the opportunities surrounding our smallpox vaccine franchise which can generate additional revenues from 2003 onwards;

ii)	the establishment of a travel vaccines franchise, initially in the US through the planned launch of Arilvax® in 2004 and followed by ChimeriVax-JE during 2006;

iii)	near-term revenue-generating opportunities both from within our existing pipeline, such as ChimeriVax-West Nile, and new opportunities; and

iv)	sustained long-term growth from the continued progression of products in our development pipeline.

i)	Smallpox vaccine franchise

We are already recognised as the world’s leading producer of smallpox vaccine through our contracts with the US and other governments and have been working to leverage this position by establishing a strong smallpox vaccine franchise. This will enable us to offer governments the portfolio of three related products they require to protect their citizens against the threat of smallpox:

(a)	smallpox vaccine for the majority;

(b)	MVA for the immunocompromised; and

(c)	VIG, which is a treatment available for use in the rare event of severe reactions to the vaccine.

(a)	Smallpox vaccine

We see a number of additional opportunities for our smallpox vaccine.

The US Government’s strategy is to have a stockpile of smallpox vaccines for every member of the US population. That represents around 290 million doses. It is envisaged that Acambis will maintain the US stockpile through the replacement of expired doses, thereby providing a steady revenue stream to Acambis over the medium to long-term.

Following completion of the US Government orders to create the initial stockpile, we will be in a position to supply other governments. With many governments, we are seeing interest in agreeing “placeholder” orders that enable them to order a relatively small number of doses in the short-term to provide an instant emergency stockpile, with a view to placing additional, larger orders when supply and budgets allow. In addition to the US, we have signed contracts with eight governments to date.

Day by day, the strength of our position in supplying governments increases both as additional production capability becomes available with the fulfillment of the US’s requirements and as new clinical data on the vaccine is produced from our clinical trial programme. Having already secured several contracts, we are aggressively pursuing further orders in conjunction with our marketing partner, Baxter.

We plan to submit our vaccine to both the US and European regulatory authorities in 2004. If approved, we would then have the world’s only licensed second-generation smallpox vaccine. This would strengthen our competitive position with governments and also open up the opportunity for sales to private individuals, for which we have seen considerable interest. The latter is another major opportunity for us and we are currently exploring how best to maximise our position.

(b)	MVA

There is a proportion of the population that is more at risk of suffering adverse reactions to the smallpox vaccine because they have compromised immune system disorders such as HIV, eczema or other allergies. MVA is a more attenuated form of the current generation of smallpox vaccines and, as such, should reduce the risk of side effects in “at risk” people who would otherwise be unable to be vaccinated against smallpox. In addition to being used as a vaccine in its own right, MVA could also be used as a pre-vaccine to prime the immune systems of these “at risk” individuals ahead of receiving the regular vaccine.

We intend to tender for the contract to supply the US Government with 30 million doses of MVA for an emergency stockpile. This represents a significant opportunity for us and, as with the smallpox vaccine, we also intend to market MVA vaccine to other governments.

(c)	VIG

VIG can be used to prevent and treat adverse reactions that may arise as a result of vaccination against smallpox. It is produced by our partner, Cangene, by vaccinating professional plasma donors with smallpox vaccine and collecting the antibodies they generate. Acambis has an exclusive marketing partnership with Cangene to sell Cangene’s VIG in markets outside North America and Israel.

Today, we are the only company able to offer all three smallpox-related products. This puts us in a uniquely strong position for selling to governments around the world that are implementing bio-defence programmes.

ii)	Travel vaccines

The adult vaccine market, of which travel vaccines are a part, is expected to be one of the fastest-growing segments of the vaccines sector over the next decade. In many cases in this market, there is either no licensed vaccine available or, where a vaccine is already licensed, ours is differentiated by potential improvements in safety, efficacy or routes of administration. In the US, travel vaccines represent a strong market segment that is well served through travel clinics.

We are in the process of completing a paediatric trial on Arilvax®, a yellow fever vaccine to which we have US marketing rights, with results expected to be available in April 2003. We plan to submit a Biologics License Application to the FDA around the middle of this year. If Arilvax® is approved, we can begin to establish a presence in this field and capitalise on it with the other travel vaccines in our development pipeline.

Our next travel vaccine is ChimeriVax-JE, which could be available during 2006. Process development and manufacturing scale-up for ChimeriVax-JE is almost complete and we will be conducting a bridging trial with this new material during 2003 to confirm that it produces clinical results equivalent to those seen with the material used in previous trials. We plan to begin the Phase III trial in the first quarter of 2004.

The other travel vaccines we have in development would follow thereafter. These include oral vaccines against typhoid fever and travellers’ diarrhoea caused by enterotoxigenic E. coli (“ETEC”). A bridging study will be carried out for HolaVax-Typhoid during 2003, and a challenge study of HolaVax-ETEC is underway.

iii)	Other near-term revenue-generating opportunities

We are also focusing on near-term revenue-generating opportunities, both those within our existing portfolio and also some new opportunities.

Internally, we are already directing significant resources to our programme to develop a vaccine against West Nile virus. This virus has become a major problem since it arrived in the US in 1999. In 2002, the virus spread to a total of 41 US States, where 3,873 cases of West Nile infection were diagnosed and there were 246 deaths. We have been developing a vaccine for three years and, in the first half of this year, we plan to become the first company to take a West Nile vaccine into human clinical trials. Results from these trials should be available in the second half of this year. The scale of this problem and the need to provide an effective counter-measure means that there is considerable demand to make available a safe, efficacious vaccine as quickly as possible. This level of demand and the impetus for rapid progression of the vaccine’s development have encouraged us to take steps to accelerate the clinical testing and manufacture of the vaccine.

We are also actively exploring other revenue-generating opportunities that could contribute to near-term revenue and profits growth. We are focusing our efforts on opportunities that complement our areas of expertise and strategic focus.

iv)	R&D pipeline

Sustained growth of the Company in the medium to long-term will come from the new opportunities offered by our broad R&D pipeline of products. In addition to those referred to above, we continue to progress our dengue project with our partner Aventis Pasteur, and our H. pylori and C. difficile programmes. We also have a number of other opportunities currently at the research stage that could contribute to our strong development pipeline.

Summary

Altogether, this adds up to a significant number of opportunities that we are currently pursuing, any of which can make an important contribution to our plans for continuing as a profitable company and achieving growth in revenues and profits from the 2004 baseline onwards. These are exciting times for Acambis. Having established firm foundations in the elements of our business that we consider to be key to our success, we are ideally placed to exploit the opportunities before us and maximise the value we generate for shareholders.

FINANCIAL REVIEW

The financial results for the year ended 31 December 2002 are presented below. In addition, a high-level summary of the results for the three months ended 31 December 2002 is also shown.

Trading results

Revenue for the year increased significantly to £79.7m (2001 — £8.9m) and arose primarily from the two ongoing smallpox vaccine contracts with the CDC. Activity on these two contracts increased sharply in 2002 as we undertook manufacture of smallpox vaccine for the US Government stockpile. During the year, we also continued to receive revenues from Aventis Pasteur for our ChimeriVax-Dengue vaccine programme.

2002 saw a new category on the face of the profit and loss account for cost of sales, representing costs incurred on the two CDC contracts. Cost of sales in 2002 increased sharply to £49.2m (2001 — £5.1m) in line with the increased activity. The re-classification of 2001 costs from R&D costs to cost of sales amounted to £5.1m.

Expenditure on R&D increased to £16.3m (2001 — £12.6m). During 2002, we expensed certain costs in relation to the reactivation of our manufacturing plant. In future periods, we anticipate that all costs relating to the manufacturing plant will be classified within cost of sales when the plant is fully utilised for production activities. In addition, expenditure on our internally funded projects increased marginally during the year as the products within our pipeline progressed through clinical development. We received the first income from Baxter under the contract manufacturing agreement entered into between us in December 2000. We received £1.3m as a contribution to our commissioning costs incurred in activating our manufacturing facility. This income has been netted off against the costs incurred under research and development costs.

Administrative costs, including amortisation of goodwill, increased to £4.3m (2001 — £3.5m), reflecting increased headcount compared to 2001. Interest receivable reduced marginally to £0.7m (2001 — £0.9m) as a result of lower average levels of cash held throughout the period. Interest payable increased significantly to £1.2m (2001 — £0.2m) as a result of the lease-financing facility secured in December 2001 for the reactivation of our manufacturing plant. Under the terms of the agreement, interest on this facility was accrued during 2002. Repayment of interest will commence in 2003. During 2002, an exchange gain of £0.4m (2001 — loss of £0.1m) was recorded as a result of the revaluation of the amounts outstanding under our US dollar-denominated debt facility for our Arilvax® programme.

In accordance with FRS11, “Impairment of Fixed Assets and Goodwill”, in 2002 we recorded an exceptional loss of £0.1m (2001 — £0.4m) in respect of the impairment write-down of the investment held in Medivir AB. At 31 December 2002, the book value of the investment was £0.3m (2001 — £0.4m).

The pre-tax profit for 2002 was £9.6m (2001 — loss of £12.6m), the improvement achieved primarily as a result of increased revenues under our smallpox vaccine programmes.

The tax charge relating to 2002 was negligible due to the availability of tax losses within the Group. We anticipate that the remaining available brought-forward losses will be fully utilised during 2003, lowering the effective tax rate on our forecast 2003 profits to between 10% and 20%.

Capital expenditure

Fixed asset additions for 2002 increased to £11.5m (2001 — £8.4m). £9.1m of the expenditure in 2002 related to the investment made to reactivate our manufacturing plant. This process was substantially complete at the end of 2002 and we therefore anticipate capital expenditure levels to be lower in 2003.

Balance sheet highlights

i)	Cash/debtors

The cash balance of the Group at 31 December 2002 amounted to £11.8m (2001 — £22.2m). We received two significant payments two days after the year-end which, had they been received two days earlier, would have boosted the cash position to around £27m. These large post year-end receipts are reflected in the large debtors balance at 31 December 2002 of £59.0m (2001 — £13.8m). The decrease in cash over 2001 is a result of the major working capital requirements arising from the ACAM2000 CDC contract. In June 2002, the third instalment of £7.0m in respect of its equity subscription was received from Baxter International, Inc., giving it a shareholding today of 16.9%. The final subscription of a further £7.0m is scheduled to be made during the first half of 2003 and will increase Baxter’s shareholding to around 21%. We anticipate that the cash balance will rise significantly over the coming months as the proceeds from the CDC contracts increase and accelerate. We expect to have over £100m in cash by the end of the year.

ii)	Stock/Creditors: amounts falling due within one year

Stock held at 31 December 2002 amounted to £48.3m (2001 — £nil). This balance principally represents work-in-progress and finished goods in relation to work being carried out under the ACAM2000 CDC contract. Payments for certain stock items do not take place until after delivery of the vaccine stocks to the US Government. This results in a substantial increase in trade creditors, included within the total Creditors: amounts falling due within one year, of £88.5m (2001 — £16.6m). The levels of both stock and trade creditors will reduce during the first half of 2003 as we complete deliveries of smallpox vaccine.

Our adopted method for recognising revenue under the ACAM2000 contract with the CDC, the percentage of cost-to-completion method, continues to give rise to a significant difference between invoices submitted and amounts recognised as revenue. At the year-end, the amount recorded as deferred income (included within the total creditors number above) under the contract was around £21.1m (2001 — £3.9m).

iii)	Lease financing and overdraft facilities

During 2002, we did not make any drawdowns from the lease-financing facility secured via Baxter in December 2001 for the reactivation of our manufacturing plant. The balance on the facility at 31 December 2002 was £14.0m (2001 — £14.3m). During 2002, interest accrued on the facility was rolled into the outstanding balance. Interest accruing on the facility during 2003 will be repaid from cash. The balance on the Arilvax® overdraft facility at 31 December 2002 was £4.3m (2001 — £4.8m).

Fourth quarter results

The following section summarises the financial highlights for the three months ended 31 December 2002 (“Q4”). Unless stated otherwise, the comparative figures in the parentheses relate to the equivalent three-month period in 2001.

Revenues in Q4 increased to £53.0m (2001 — £3.6m) as a direct result of the two CDC smallpox vaccine contracts. Cost of sales also rose sharply to £30.4m (2001 — £2.3m), in line with increased revenues in the quarter. R&D and administrative costs remained almost constant compared to 2001 at £4.3m and £1.1m (2001 — £4.2m and £1.1m) respectively. Q4 contributed a pre-tax profit of £17.0m (2001 — loss of £3.9m) towards 2002 full-year results.

Net cash outflow in Q4 from operating activities was £6.3m (2001 — inflow of £0.4m). The difference was a direct result of the working capital movement seen in 2002 related to the ACAM2000 CDC contract. Capital expenditure decreased in Q4 to £1.5m (2001 — £5.4m) as the fit-out of our manufacturing plant neared completion. In December 2001, a drawdown of £12.7m was made from the lease-financing facility secured in respect of the manufacturing plant. No similar drawdown was made in 2002.

Employees

At 31 December 2002, Group headcount had increased to 291 (2001 — 178). The significant increase seen in 2002 was as a result of putting the appropriate level of resources in place at our manufacturing plant in making it a fully operational facility, and the need for further support within the clinical, quality and regulatory functions to manage the number of clinical trials now being performed by the Group. We anticipate that there will be some additional growth in employee numbers in each of the above areas during 2003, and Group headcount is expected to reach around 325 by the end of the year.

Alan Smith
Chairman

This preliminary results statement was agreed by the Board of Directors on 10 March 2003.

Enquiries:

Acambis plc
Dr John Brown, Chief Executive Officer	Today: +44 (0) 20 7831 3113
Lyndsay Wright, Director of Communications	Thereafter: +44 (0) 1223 275 300
Gordon Cameron, Chief Financial Officer	Today: +44 (0) 20 7831 3113
Thereafter: +1 (617) 494 1339

Financial Dynamics
David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications
Doug MacDougall/Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:

Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the US Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of a number of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F 2001, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Results for the full year and three months ended 31 December 2002

Group profit and loss account

	Year ended	Year ended	Three months ended	Three months ended
	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)	(unaudited)	(unaudited)

	£’000	£’000	£’000	£’000
Turnover	79,716	8,914	53,022	3,637
Cost of sales (note 2)	(49,249)	(5,063)	(30,447)	(2,262)

Gross profit	30,467	3,851	22,575	1,375
Research and development costs	(16,299)	(12,594)	(4,324)	(4,185)
Administrative costs (including amortisation of goodwill)	(4,257)	(3,499)	(1,115)	(1,095)

Group operating profit/(loss)	9,911	(12,242)	17,136	(3,905)
Share of loss of joint venture	(171)	(410)	—	(88)

Total operating profit/(loss) before exceptional items (Group and joint venture)	9,740	(12,652)	17,136	(3,993)
Exceptional items:
Amounts written off fixed asset investment	(85)	(423)	(85)	—

Profit/(loss) on ordinary activities before finance charges	9,655	(13,075)	17,051	(3,993)

Interest receivable	685	857	130	126
Interest payable and similar charges	(1,211)	(214)	(272)	(29)
Exchange gain/(loss) on foreign currency borrowings	449	(126)	103	(49)

Profit/(loss) on ordinary activities before taxation	9,578	(12,558)	17,012	(3,945)

Taxation	(3)	131	(3)	131

Profit/(loss) on ordinary activities after taxation (being retained loss for the period)	9,575	(12,427)	17,009	(3,814)

Earnings/(loss) per ordinary share (basic, note 3)	10.0p	(13.7)p	17.2p	(4.1)p

Earnings/(loss) per ordinary share (diluted, note 3)	9.7p	(13.7)p	16.8p	(4.1)p

Group statement of total recognised gains and losses

	Year ended	Year ended	Three months ended	Three months ended
	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)	(unaudited)	(unaudited)

	£’000	£’000	£’000	£’000
Profit/(loss) for the period	9,575	(12,427)	17,009	(3,814)
Gain/(loss) on foreign currency translation	1,276	(314)	(277)	(231)

Total recognised gains and losses for the period	10,851	(12,741)	16,732	(4,045)

Results for the full year and three months ended 31 December 2002

Group balance sheet

	As at	As at
	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)

	£’000	£’000
Fixed assets
Goodwill	13,641	14,845
Tangible assets	19,988	12,255
Investment in joint ventures:
- share of assets	—	915
- share of liabilities	—	(848)

	—	67
Other investments	1,100	1,640

	34,729	28,807

Current assets
Stock	48,343	—
Debtors: amounts receivable within one year	54,040	7,542
Debtors: amounts receivable after one year	4,925	6,235
Short-term investments	105	120
Cash at bank and in hand	11,672	22,093

	119,085	35,990

Creditors: amounts falling due within one year	(88,460)	(16,603)

Net current assets	30,625	19,387

Total assets less current liabilities	65,354	48,194

Creditors: amounts falling due after one year	(18,897)	(20,534)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	941	—
- share of liabilities	(1,147)	—

	(206)	—

Net assets	46,251	27,660

Capital and reserves
Called-up share capital	9,901	9,308
Share premium account	87,745	80,598
Profit and loss account	(51,395)	(62,246)

Shareholders’ funds — all equity	46,251	27,660

Reconciliation of movements in Group shareholders’ funds

	Year ended	Year ended
	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)

	£’000	£’000
Retained profit/(loss) for the period	9,575	(12,427)
Gain/(loss) on foreign currency exchange	1,276	(314)
New share capital subscribed	7,740	4,262

Net increase/(decrease) in shareholders’ funds	18,591	(8,479)
Opening shareholders’ funds	27,660	36,139

Closing shareholders’ funds	46,251	27,660

Results for the full year and three months ended 31 December 2002

Group cash flow statement

			Three months	Three months
	Year ended	Year ended	ended	ended
	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)	(unaudited)	(unaudited)

	£’000	£’000	£’000	£’000
Net cash (out)/in flow from operating activities	(6,182)	(7,959)	(6,344)	400

Returns on investments and servicing of finance
Interest received	685	1,219	130	127
Interest paid	(94)	(224)	(25)	(30)

	591	995	105	97

Taxation	131	—	131	—

Capital expenditure and financial investment
Purchase of tangible fixed assets	(11,464)	(8,427)	(1,475)	(5,370)
Funds advanced to joint venture	—	(520)	—	(282)

	(11,464)	(8,947)	(1,475)	(5,652)

Cash outflow before management of liquid resources and financing	(16,924)	(15,911)	(7,583)	(5,155)

Management of liquid resources	5	19,834	—	(5)

Financing
Net proceeds from issue of new shares:
— Baxter subscription	6,954	3,477	—	—
— Other	786	785	447	689
Capital element of finance lease payments	—	(13)	—	—
Proceeds from new finance lease commitment	—	12,738	—	12,738

	7,740	16,987	447	13,427

(Decrease)/increase in cash for the period	(9,179)	20,910	(7,136)	8,267

Analysis of net funds/(debt)

			Non-cash
			movements	Exchange
	1 Jan 2002	Cash flow	(note 4)	movement	31 Dec 2002

	£’000	£’000	£’000	£’000	£’000
Cash	22,093	(9,179)	—	(1,242)	11,672
Liquid resources	120	(5)	—	(10)	105
Overdraft facility	(4,810)	—	—	461	(4,349)

		(9,184)
Finance leases	(14,299)	—	(1,118)	1,445	(13,972)

Net funds/(debt)	3,104	(9,184)	(1,118)	654	(6,544)

Results for the full year and three months ended 31 December 2002

Reconciliation of operating profit/(loss) to net cash (out)/in flow from operating activities

			Three months	Three months
	Year ended	Year ended	ended	ended
	31 Dec 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001
	(unaudited)	(audited)	(unaudited)	(unaudited)

	£’000	£’000	£’000	£’000
Operating profit/(loss)	9,911	(12,242)	17,136	(3,905)
Depreciation and amortisation	2,326	1,942	539	419
Increase in stock	(52,631)	—	(1,859)	—
Increase in debtors	(50,602)	(3,685)	(43,158)	(4,230)
Increase in creditors	81,798	5,685	20,016	7,859
Loss on sale of tangible fixed assets	9	—	9	—
Exchange differences on inter-company balances	1,274	(499)	—	(339)
Other	1,733	840	973	596

Net cash (out)/in flow from operating activities	(6,182)	(7,959)	(6,344)	400

Notes

1.	Basis of preparation

The financial information for the year ended 31 December 2002 is unaudited and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2001. The financial information for the two three-month periods ended 31 December 2002 and 31 December 2001 is also unaudited. The financial information relating to the year ended 31 December 2001 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full report for that year which has been filed with the Registrar of Companies. The Board approved the financial statements for the year ended 31 December 2001 on 15 April 2002. The report of the auditors on these accounts was unqualified. Statutory accounts for the year ended 31 December 2002 will be delivered to the Registrar of Companies for England and Wales in due course. The report on the 2002 accounts has yet to be signed. The statutory accounts for the year ended 31 December 2002 will be sent to the shareholders with the Notice of Annual General Meeting.

2.	Cost of sales

The Group classifies costs directly attributable to funded research and vaccine manufacture programmes as cost of sales, rather than as research and development expenditure, as the Directors believe that this classification more appropriately reflects the nature of the arrangements the Group has entered into. This reclassification has been applied to the two smallpox contracts and the financial information for 2001 has been re-presented so that cost classifications are shown on a comparable basis.

3.	Earnings/(loss) per ordinary share (basic and diluted)

The basic earnings per ordinary share for the full year and three months ended 31 December 2002 is based on a Group profit of £9.6 million and £17.0 million respectively (2001 — basic loss per ordinary share on Group loss of £12.4 million and £3.8 million respectively). This has been calculated on the weighted average ordinary shares in issue and ranking for dividend during the period of 96,101,507 and 98,588,633 for the full year and three months ended 31 December 2002 respectively (December 2001 — 91,027,463 and 92,958,900). Diluted earnings per ordinary share for the full year and the three months ended 31 December 2002 is based on the weighted average number of ordinary shares outstanding of 98,976,882 and 101,464,008 respectively after adjusting for the effect of all dilutive potential ordinary shares. Diluted earnings per share are not shown for 2001 as the Company was loss-making during these periods.

4.	Non-cash movements

In December 2001, the Group entered into a lease-financing arrangement with Baxter in respect of the Group’s manufacturing facility. During the year to 31 December 2002 interest payable on the finance lease was charged to the Group profit and loss account with the corresponding amount increasing the lease finance obligation. Under the terms of the arrangement no repayments were due to Baxter during the first year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications